Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

July 26, 2018

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File Nos. 811-06569 and 033-45961 / CIK #0000883622

Dear Mr. O’Connor:

On behalf of the Registrant, I am responding to the comments that you provided to me on July 23, 2018, as I understand them, regarding Post-Effective Amendment No. 158 to the registration statement of the Registrant, as filed on May 31, 2018 (the “Amendment”), which was made to reflect changes to a series of the Registrant, the Ivy Cundill Global Value Fund, including renaming it the Ivy Pzena International Value Fund (the “Fund”).

Each of your comments on the Amendment is repeated below, with the Registrant’s response immediately following. In addition, we hereby confirm that all information omitted from the Amendment will be included in a subsequent post-effective amendment, which the Registrant will file on behalf of the Fund.

1.    Text:  The text on page 3 in the section titled “Fees and Expenses” states:

More information about these and other discounts is available from your financial professional, as well as in the Sales Charge Reductions section on page [  ] of the Fund’s prospectus, in the Purchase, Redemption and Pricing of Shares section on page [  ] of the Fund’s statement of additional information (SAI) and in Appendix A — Intermediary Sales Charge Discounts and Waivers.

Comment:   Are the same discounts available from every intermediary? If not, every intermediary and each of their discounts must be described in the prospectus or an appendix to the prospectus.

Response:  Not all discounts are available from every intermediary. However, the Registrant confirms that each intermediary’s specific discounts are described in an appendix to the prospectus in the manner required by IM Guidance Update 2016-06. The Registrant also confirms

Mr. James O’Connor

U.S. Securities and Exchange Commission

July 26, 2018

that the Fund complies with the other conditions of the IM Guidance (e.g., the prospectus includes a statement that different intermediaries may impose different sales loads, that these variations are described in an appendix to the prospectus, the specific appendix is named, and the narrative explanation to the fee table includes cross-reference to the appendix).

2.   Text:  The table on page 3 in the section titled “Fees and Expenses—Shareholder Fees.”

Comment:   Are any of these share classes considered “clean shares”? If so, please include all disclosure and representations required by the Capital Group no-action letter.

Response:  The Registrant confirms that none of the Fund’s shares classes are currently intended for sale as “Clean Shares.”

3.   Text:  The table on page 3 in the section titled “Fees and Expenses—Annual Fund Operating Expenses.”

Comment:   Please provide all of the required information that is missing from the registration statement supplementally in your response.

Response:  A completed fee table is included below:

Annual Fund Operating Expenses

(expenses that you pay each year as a % of the value of your investment)	Class A	Class B	Class C	Class I	Class N	Class R	Class Y
Management Fees	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.00%	0.50%	0.25%
Other Expenses	0.50%	1.12%	0.35%	0.32%	0.15%	0.38%	0.30%
Total Annual Fund Operating Expenses	1.75%	3.12%	2.35%	1.32%	1.15%	1.88%	1.55%
Fee Waiver and/or Expense Reimbursement[3,4]	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[5]	1.54%	2.91%	2.14%	1.11%	0.94%	1.67%	1.34%

[1]

For Class A shares, a 1% contingent deferred sales charge (CDSC) is only imposed on Class A shares that were purchased at net asset value (NAV) for $1 million or more that are subsequently redeemed within 12 months of purchase. For Class B shares, the CDSC declines from 5% for redemptions within the first year of purchase, to 4% for redemptions within the second year, to 3% for redemptions within the third and fourth years, to 2% for redemptions within the fifth year, to 1% for redemptions within the sixth year and to 0% for redemptions after the sixth year. For Class C shares, a 1% CDSC applies to redemptions within 12 months of purchase.

[2]

With limited exceptions, for Class A shares, if your Fund account balance is below $650 at the start of business on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20.

[3]

Through July 31, 2019, Ivy Investment Management Company (IICO), the Fund’s investment manager, has contractually agreed to reduce the management fee paid by the Fund by an annual rate of 0.21% of average daily net assets. Prior to that date, the reduction may not be terminated by IICO or the Board of Trustees (Board).

[4]

Through July 31, 2019, IDI and/or WISC have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses of the Class Y shares do not exceed the total annual ordinary fund operating expenses of the Class A shares, as calculated at the end of each month. Prior to that date, the expense limitation may not be terminated without the consent of the Board.

[5]

The Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement ratio shown above does not correlate to the expense ratio shown in the Financial Highlights table because it has been restated to reflect a change in the Fund’s management fee waiver.

Example

This example is intended to help you compare the cost of investing in the shares of the Fund with the cost of investing in other mutual funds.

Mr. James O’Connor

U.S. Securities and Exchange Commission

July 26, 2018

The example assumes that you invest $10,000 in the particular class of shares of the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for the period indicated above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$723	$1,075	$1,451	$2,502
Class B Shares	694	1,243	1,717	3,096
Class C Shares	217	713	1,236	2,670
Class I Shares	113	398	703	1,572
Class N Shares	96	345	613	1,379
Class R Shares	170	571	997	2,184
Class Y Shares	136	469	825	1,828

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$723	$1,075	$1,451	$2,502
Class B Shares	294	943	1,617	3,096
Class C Shares	217	713	1,236	2,670
Class I Shares	113	398	703	1,572
Class N Shares	96	345	613	1,379
Class R Shares	170	571	997	2,184
Class Y Shares	136	469	825	1,828

4.   Text:  The table on page 3 in the section titled “Fees and Expenses—Annual Fund Operating Expenses.”

Comment:   The disclosure in the statutory prospectus indicates that the Fund may invest in other investment companies, including ETFs, private equity funds, and BDCs. Should there be an “Acquired Fund Fees and Expenses” entry in the table?

Response:  The Fund’s exposure to other investment companies is limited such that the acquired fund fees and expenses that the Fund has incurred indirectly from those investments does not exceed one basis point (0.01%) of the Fund’s average net assets. As a result, the Registrant confirms that there is no need for an Acquired Fund Fees and Expenses line item at this time.

5.	Text: Footnote nos. 3 and 4 to the table on page 3 in the section titled “Fees and Expenses—Annual Fund Operating Expenses.”

Comment:   Please note that an expense reimbursement or fee waiver that reduces any fund operating expense must be in place for no less than one year from the effective date of the Fund’s registration statement in order to show the impact in the fee table. In addition, please confirm that there is no recoupment of the waived fees.

Response:  The Registrant confirms that the fee waivers set forth in footnote nos. 3 and 4 will be in effect for at least one year from the effective date of the Fund’s registration statement. The Registrant also confirms that neither of the waived fees are subject to recoupment.

Mr. James O’Connor

U.S. Securities and Exchange Commission

July 26, 2018

6.   Text:  The text on page 4 in the section titled “Principal Investment Strategies” states:

Ivy Pzena International Value Fund invests at least 80% of its net assets in equity securities of issuers located in, or with significant business, assets, or operations in, countries throughout the world other than the United States.

Comment:   We suggest using the tests for determining whether a company is a foreign company generally (rather than an emerging market country), and to define such countries as “foreign countries.”

Response:  The Registrant has considered the Staff’s suggestion and has determined not to change the disclosure. Although the Fund employs an international value strategy, it may invest up to 10% of its assets in foreign securities that are deemed to be located in emerging markets. Such disclosure is intended to explain to an investor how the Fund will determine, for investment purposes, which securities qualify as those from emerging markets countries. Therefore, the Fund respectfully declines to make the suggested change.

7.   Text:  The text on page 4 in the section titled “Principal Investment Strategies” states:

The Fund generally invests up to 10% of its portfolio in emerging markets. A company is considered to be located in an emerging market country if it is organized under the laws of, or has a principal office in, an emerging country; if it has a class of securities whose principal securities market is in an emerging country; if it derives 50% or more of its total revenue from goods produced, sales made or services provided in one or more emerging countries; or if it maintains 50% or more of its assets in one or more emerging countries.

Comment:   We suggest that the references to “emerging market” countries be revised to “foreign” countries, and that the first sentence be moved to the end of the excerpt.

Response:  The Registrant has considered the Staff’s suggestion and has determined not to change the disclosure, for the reasons set forth in response to comment no. 6.

8.   Text:  The text on page 5 includes a section titled “Principal Investment Risks—Financials Sector Risk.”

Comment:   We note that there was no mention in the strategy disclosure that the Fund would invest significantly in the financials sector. Please explain in the strategy section why the Fund may focus on the financials sector.

Response:  The Registrant notes that, as disclosed in the prospectus, the Fund identifies stocks for its portfolio via “a research-driven, bottom-up security selection process based on fundamental research, with relative sizing based on valuation, risk and diversification.” As a result, the Fund does not focus on the sector of a given security, but rather seeks to identify stocks that, in the opinion of its subadviser, sell at a substantial discount to their intrinsic value. The Registrant notes that, as a byproduct of that investment strategy, the Fund from time to time “may have a significant portion of its assets invested in securities of companies in the same economic sector.”

As of the annual report dated March 31, 2018, the Fund was concentrated (i.e., more than 25% of its assets were invested) in the financials sector. As a result, the Fund has included corresponding

Mr. James O’Connor

U.S. Securities and Exchange Commission

July 26, 2018

disclosure in the summary portion of its prospectus about the risks of investing in the financials sector.

9.   Text:  The text on page 7 in the section titled “Purchase and Sale of Fund Shares” states:

Purchases and redemptions of Fund shares in Direct Accounts through Waddell & Reed, Inc. (Waddell & Reed) as your broker will be reviewed by Waddell & Reed to ensure they are in good order and then forwarded to WISC and will be processed at the Fund’s NAV per share next calculated after your order is received in proper form by WISC.

Comment:   Where a person is designated in the prospectus as “authorized to consummate transactions,” the Fund is required to do so at a price based on NAV next computed after the authorized representative’s receipt of the order to buy or sell. Even if an authorized representative were to fail in its duty to transmit timely the order, the Fund is required to process the order at the NAV next computed after receipt of the order by the authorized representative. Please confirm that the Fund is in compliance with Rule 22c-1.

Response:  The Registrant confirms that the Fund is in compliance with Rule 22c-1. The prospectus states that, in all cases, investors will purchase shares at a price based on NAV next computed (the “offering price”) after receipt of the order. In no case can an agent set an earlier cut-off time. The prospectus includes additional disclosure for investors using an intermediary firm that does not use the NSCC, which is designed to alert such investors that there is no guarantee that their intermediary will be able to submit the investor’s order by 4:00 p.m. on any business day. As such, in order to receive the offering price of the NAV struck on any day at 4:00 p.m., such an investor may need to submit a purchase order earlier so the intermediary can make the 4:00 p.m. deadline. The Registrant also notes that the statutory prospectus includes disclosure to this effect, but it nevertheless has revised that disclosure as follows:

If you purchase shares of a Fund from certain broker-dealers, banks or other authorized third parties that perform account transactions for their clients through the NSCC, the Fund will be deemed to have received your purchase order when that third party (or its designee) has received your order in proper form. Your order will receive the offering price next calculated after the order has been received in proper form by the authorized third party (or its designee). Therefore, if your order is received in proper form by that firm before 4:00 p.m. Eastern Time on a day in which the NYSE is open, you should generally receive that day’s offering price, even if such financial intermediary fails in its duty to transmit the order in a timely manner.

10.  Text:  The text on page 9 in the section titled “Additional Information about Principal Investment Strategies, Other Investments and Risks” states:

The Fund primarily invests in common stocks and also may invest in depositary receipts, foreign companies that trade on a U.S. stock exchange, participatory notes, rights, warrants, REITs, publicly traded partnerships and other equity-like securities, including, but not limited to, preferred stocks and convertible securities.

Comment:   Will the Fund only invest in shares that trade on U.S. exchanges or in depositary receipts?

Mr. James O’Connor

U.S. Securities and Exchange Commission

July 26, 2018

Response: The Fund is not limited to investing only in shares of companies that trade on U.S. exchanges or in depositary receipts. As set forth in the disclosure cited by the Staff, the Fund primarily will invest in common stocks issued by companies located in foreign countries. However, the disclosure also serves to clarify that the Fund may invest in such foreign securities, even if such securities trade on a domestic stock exchange. Likewise, the Fund may invest in depositary receipts representing an underlying interest in the foreign stock, should direct investment in such stock be prohibited by the laws of the given jurisdiction.

11.	Text: The text on page 10 in the section titled “Additional Information about Principal Investment Strategies, Other Investments and Risks—Additional Information” states:

The Fund … may invest in options, futures contracts and other derivative instruments if it is permitted to invest in the type of asset by which the return on, or value of, the derivative is measured.

Comment:   Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the risks of all of these specific derivatives are disclosed in the risk section. Please also confirm that all derivatives that the Fund will invest in and the risks of such investments are disclosed in the prospectus and/or the SAI.

Response:  As an initial matter, the Registrant notes that the Fund will not utilize derivatives as part of its principal investment strategy. As already disclosed in the prospectus, the use of derivatives is a non-principal strategy and also may be used for defensive purposes. A comprehensive discussion of the risks associated with derivatives is found in the “Additional Information about Principal Investment Strategies, Other Investments and Risks — Defining Risks — Derivatives Risks” section of the prospectus. Additionally, the Registrant confirms that detailed disclosure regarding each type of derivative the Fund may use, and their associated risks, already appears in the sections titled “The Fund, Its Investments, Related Risks and Restrictions — Specific Securities and Investment Practices” and “Options, Futures and Other Derivatives Strategies” in the Fund’s Statement of Additional Information.

12.	Text: The text on page 10 in the section titled “Additional Information about Principal Investment Strategies, Other Investments and Risks—Additional Information” states:

Certain types of mortgage-backed and asset-backed securities may experience significant valuation uncertainties, greater volatility and significantly less liquidity due to the sharp rise of foreclosures on home loans secured by subprime mortgages in recent years.

Comment:   Please explain how investing in mortgage-backed securities and asset-backed securities is consistent with the Fund’s strategy. To what extent will it do so?

Response:  Under normal conditions, the Fund does not anticipate investing in mortgage-backed or asset-backed securities. The Registrant notes that a subsequent post-effective amendment reflecting the comments discussed here will also serve as the annual update to the registration statement of other series of the Trust. As a result, the disclosure cited by the Staff will be included in that post-effective amendment, but will be clarified to note that it applies only to those series of the Trust that (unlike the Fund) include such securities as part of their principal and/or non-principal investment strategies.

Mr. James O’Connor

U.S. Securities and Exchange Commission

July 26, 2018

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We believe that this information responds to all of your comments. If you should require additional information, please call me at (312) 964-3505.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Philip Shipp, Esq.
Alan P. Goldberg, Esq.